  Exhibit 8.1

List of Subsidiaries
Name of Subsidiary	Jurisdiction of Incorporation or Organization

Brilliant Hat Limited	British Virgin Islands

Blue Hat Interactive Entertainment Technology Limited	Hong Kong

Xiamen Duwei Consulting Management Co., Ltd.	China

Fresh Joy Entertainment Ltd	Cayman Islands

Name of Variable Interest Entity	Jurisdiction of Incorporation or Organization

Fujian Blue Hat Interactive Entertainment Technology Ltd.	China

Fujian Roar Game Technology Co., Ltd.	China

N ame of Subsidiary of Variable Interest Entity	Jurisdiction of Incorporation or Organization

Hunan Engaomei Animation Culture Development Co., Ltd.	China

Pingxiang Blue Hat Technology Co. Ltd.	China

Fuzhou CSFCTECH Co., Ltd.	China

Fuzhou UC71 Co. Ltd	China

Xiamen Bluehat Research Institution of Education Co., Ltd.	China

Fuzhou Qiande Educational Technology Co., Ltd	China

Fujian Blue Hat Group Co., Ltd	China

Fujian Lanyun Canghai Technology Co., Ltd	China